						Exhibit 12(a)

Entergy Arkansas, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

						30-Sep

	2006	2007	2008	2009	2010	2011

Total Interest Charges	$85,809	$91,740	$87,732	$92,340	$91,598	$87,125
Interest applicable to rentals	11,145	10,919	20,687	14,440	6,612	6,524

Total fixed charges, as defined	96,954	102,659	108,419	106,780	98,210	93,649

Preferred dividends, as defined (a)	10,041	11,104	20,957	15,275	11,310	11,153

Combined fixed charges and preferred dividends, as defined	$106,995	$113,763	$129,376	$122,055	$109,520	$104,802

Earnings as defined:

Net Income	$173,154	$139,111	$47,152	$66,875	$172,618	$165,525
Add:
Provision for income taxes:
Total	56,824	85,638	96,623	81,756	112,944	124,153
Fixed charges as above	96,954	102,659	108,419	106,780	98,210	93,649

Total earnings, as defined	$326,932	$327,408	$252,194	$255,411	$383,772	$383,327

Ratio of earnings to fixed charges, as defined	3.37	3.19	2.33	2.39	3.91	4.09

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	3.06	2.88	1.95	2.09	3.50	3.66

------------------------
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.